Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            Vredenbregt, Jeffrey C.
                             2826 West Grace Avenue
                             Mequon, Wisconsin 53092
Social Security Number:      ###-##-####
Statement for:               April 1997
Relationship of
Reporting Person
to Issuer:                   Officer - Vice President, Treasurer and Controller
Title of Security:           Common Stock
Transaction Date:            April 29, 1997
Transaction Code:            J (acquired through the
                             1989 Employees' Stock Purchase Plan)
Amount of
Securities Acquired:         210
Price:                       $15.94
Amount of Securities
Beneficially Owned
at End of Month:             1,100
Ownership Form:              Direct